CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

(Expressed in thousands of Canadian Dollars)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Unaudited - Expressed in thousands of Canadian Dollars)

	September 30	December 31
	2009	2008
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$41,624	$4,587
Restricted cash (note 14)	–	4,400
Marketable securities and investments (note 5)	11,867	3,138
Accounts receivable	7,675	4,606
Inventory (note 6)	22,463	20,340
Prepaid expenses	3,049	329
Advances for equipment (note 18(a))	–	499
Current portion of promissory note	3,531	3,384
	90,209	41,283

Advances for equipment (note 18(a))	4,753	5,882
Reclamation deposits	29,481	32,396
Promissory note	73,452	73,684
Mineral property interests, plant and equipment (note 7)	336,051	325,000
	$533,946	$478,245

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank indebtedness (note 10)	$–	$5,737
Accounts payable and accrued liabilities	16,638	53,036
Amounts due to a related party (note 8)	901	1,772
Current portion of long-term credit facility (notes 15)	13,384	–
Convertible debt (note 11)	–	35,219
Current portion of long-term loan obligations (note 9)	4,846	3,324
Current portion of deferred revenue	4,171	175
Current portion of royalty obligation (note 17)	3,531	3,384
Liability under derivative instruments (note 16)	13,328	–
Income taxes payable	1,481	937
Current portion of future income taxes	669	8,469
	58,949	112,053

Income taxes	32,068	30,685
Royalty obligations (note 17)	64,957	60,973
Deferred revenue	700	831
Long-term credit facility (note 15)	38,865	–
Long-term loan obligations (note 9)	15,019	13,100
Site closure and reclamation obligation (note 13)	10,100	10,366
Future income taxes	22,147	15,330
	242,805	243,338

Shareholders' equity
Share capital	321,735	285,690
Equity component of convertible debt (note 11)	–	3,832
Tracking preferred shares	26,642	26,642
Contributed surplus	19,144	14,561
Accumulated other comprehensive gain (loss)	194	(6,680)
Deficit	(76,574)	(89,138)
	291,141	234,907
Basis of presentation (note 1)
Commitments (note 17 and 18)
Subsequent events (note 5)
	$533,946	$478,245

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Russell E. Hallbauer
Ronald W. Thiessen	Russell E. Hallbauer
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of Canadian Dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Revenue
Copper	$37,117	$54,880	$124,866	$162,246
Molybdenum	3,015	2,735	8,070	13,932
	40,132	57,615	132,936	176,178
Cost of sales	29,082	50,424	94,550	122,147
Depletion, depreciation and amortization	1,677	2,029	5,729	4,683
Operating profit	9,373	5,162	32,657	49,348

Expenses (income)
Accretion of reclamation obligation (note 13)	245	326	718	961
Exploration	805	3,363	1,888	8,653
Foreign exchange loss (gain)	(3,108)	1,142	(8,119)	743
Gain on convertible bond repurchase (note 11)	(948)	–	(1,630)	–
General and administration	1,752	2,143	6,185	6,858
Interest accretion on convertible debt (note 11)	156	488	1,260	1,713
Interest and other income	(1,529)	(1,668)	(5,700)	(5,804)
Interest expense	1,885	1,115	6,330	3,780
Loss (gain) on sale of marketable securities	816	120	816	(1,034)
Loss on equipment disposal	–	–	–	161
Realized loss on derivative instruments (note 16)	3,568	–	3,568	809
Stock-based compensation	1,073	(85)	3,311	2,616
	4,715	6,944	8,627	19,456

Earnings (loss) before other items	4,658	(1,782)	24,030	29,892

Other items
Unrealized loss on derivative instruments (note 16)	8,829	–	11,538	–
Earnings (loss) before income taxes	(4,171)	(1,782)	12,492	29,892

Current income tax expense (recovery)	(1,220)	–	1,542	(7,601)
Future income tax expense (recovery)	(602)	(8,653)	(1,614)	10,622

Net earnings (loss) for the period	$(2,349)	$6,871	$12,564	$26,871

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale reclamation deposit	344	(22)	(661)	203
Unrealized gain (loss) on available-for-sale marketable securities	1,027	(1,560)	7,753	(6,903)
Reclassification of realized gain (loss) on sale of marketable securities	936	(624)	936	(1,152)
Tax effect	(289)	319	(1,154)	1,194
Other comprehensive income (loss)	$2,018	$(1,887)	$6,874	$(6,658)

Total comprehensive income (loss)	$(331)	$4,984	$19,438	$20,213

Earnings (loss) per share
Basic	$(0.01)	$0.05	$0.07	$0.19
Diluted	(0.01)	0.05	0.07	$0.18

Weighted average number of common shares outstanding
Basic	182,197	144,101	170,027	142,624
Diluted	188,471	149,058	176,301	147,582

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

		Nine months ended		Year ended
		September 30, 2009		December 31, 2008
		(unaudited)

Common shares	Number of shares		Number of shares
Balance at beginning of the period	153,187,116	$285,690	130,580,538	$205,040
Share purchase options at $1.00 per share (note 12)	608,000	608	–	–
Share purchase options at $2.07 per share	–	–	30,000	62
Share purchase options at $2.18 per share	–	–	145,500	317
Share purchase options at $2.68 per share	–	–	7,500	20
Share purchase options at $3.07 per share	–	–	78,500	241
Share purchase options at $4.09 per share	–	–	3,600	15
Share purchase options at $4.50 per share	–	–	5,000	23
Fair value of stock options allocated to shares issued on exercise	–	897	–	514
Shares issued for the purchase of royalty interest	–	–	1,000,000	5,220
Shares issued for debt conversion	–	–	2,612,971	21,318
Equity financings at $5.20 per share, net of issue costs	–	–	9,637,792	46,945
Equity financings at $0.70 per share, net of issue costs	–	–	9,085,715	5,975
Equity financings at $1.45 per share, net of issue costs (note 12)	19,490,084	26,817	–	–
Warrants exercised (note 12)	9,085,715	7,723	–	–
Balance at end of the period	182,370,915	321,735	153,187,116	285,690

Equity component of convertible debt
Balance at beginning of the period		3,832		13,655
Repurchase of convertible bond (note 11)		(3,832)		–
Convertible debenture conversion adjustment		–		(9,823)
Balance at end of the period		–		3,832

Tracking preferred shares
Balance at beginning and end of the period		26,642		26,642

Contributed surplus
Balance at beginning of the period		14,561		8,633
Stock-based compensation		3,311		6,442
Repurchase of convertible bond (note 11)		2,169		–
Fair value of stock options allocated to shares issued on exercise		(897)		(514)
Balance at end of the period		19,144		14,561

Accumulated other comprehensive income (loss)
Balance at beginning of the period		(6,680)		2,338
Unrealized gain (loss) on reclamation deposits		(661)		1,859
Unrealized gain (loss) on available-for-sale marketable securities		7,753		(11,295)
Reclassification of realized loss on sale of marketable securities		936		(1,152)
Tax effect		(1,154)		1,570
Balance at end of the period		194		(6,680)

Deficit
Balance at beginning of the period		(89,138)		(92,648)
Net earnings for the period		12,564		3,510
Balance at end of the period		(76,574)		(89,138)

TOTAL SHAREHOLDERS' EQUITY		$291,141		$234,907

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Operating activities
Net earnings (loss) for the period	$(2,349)	$6,871	$12,564	$26,871
Items not involving cash
Accretion of reclamation obligation	245	326	718	961
Depreciation, depletion and amortization	1,677	2,029	5,729	4,683
Interest accretion on convertible debt	156	488	1,260	1,713
Interest accretion on long term Credit Suisse facility	128	–	293	–
Stock-based compensation	1,073	(85)	3,311	2,616
Future income taxes	(602)	(8,653)	(1,614)	10,622
Unrealized foreign exchange loss (gain)	(4,050)	1,212	(7,876)	1,993
Loss (gain) on sale of marketable securities	816	120	816	(1,034)
Gain on convertible debt repurchase (note 11)	(948)	–	(1,630)	–
Unrealized loss on derivative instruments (note 16)	8,829	–	11,538	809
Site closure and reclamation expenditures (note 13)	(66)	(159)	(1,045)	(159)
Changes in non-cash operating working capital
Accounts receivable	266	9,794	(3,070)	7,104
Amounts due to a related party	364	51	(871)	1,325
Inventory	(4,988)	1,528	(2,123)	(10,859)
Prepaid expenses	(397)	2,825	(2,720)	670
Accrued interest income on promissory note	(1,114)	(1,100)	85	(455)
Accounts payable and accrued liabilities	1,076	18,914	(36,398)	28,859
Deferred revenue	3,953	(44)	3,865	(131)
Accrued interest recovery (expense) on royalty obligation	335	347	(2,379)	(1,769)
Income taxes payable	(464)	7,347	1,406	2,271
Liability under derivative instruments (note 16)	1,790	–	1,790	–
Cash provided by (used for) operating activities	5,730	41,811	(16,351)	76,090

Investing activities
Purchase of property, plant and equipment	(1,769)	(30,575)	(14,327)	(79,034)
Reclamation deposits	(45)	–	(45)	(75)
Funds released from reclamation deposits	–	–	3,900	–
Accrued interest income on reclamation deposits	(305)	(276)	(1,601)	(1,095)
Funds released from restricted cash	2,326	–	4,400	–
Investment in marketable securities	(4,421)	–	(4,421)	–
Proceeds from sale of marketable securities	3,565	944	3,565	3,360
Advance payments for equipment	–	(23,342)	–	(31,071)
Cash used for investing activities	(649)	(53,249)	(8,529)	(107,915)

Financing activities
Repayment of bank indebtedness	–	–	(5,737)	–
Capital lease payments	(802)	(98)	(2,340)	(98)
Common shares issued for cash, net of issue costs	307	–	35,148	605
Proceeds from loan obligations	1,820	–	5,016	–
Proceeds from royalty obligation (note 17)	6,511	–	6,511	–
Repurchase of convertible debt (note 11)	(25,270)	(3,569)	(33,678)	(3,569)
Proceeds from long term credit facility (note 15)	20,910	–	56,997	–
Cash provided by financing activities	3,476	(3,667)	61,917	(3,062)

Increase (decrease) in cash and equivalents	8,557	(15,105)	37,037	(34,887)
Cash and equivalents, beginning of period	33,067	35,387	4,587	55,169
Cash and equivalents, end of period	$41,624	$20,282	$41,624	$20,282

Supplemental Schedule for Non-Cash Investing and Financing Activities

Acquisition of assets under capital lease	$506	$17,855	$764	$17,855
Shares issued for financing fees	$–	$–	$261	$–
Fair value of stock options transferred to share capital from
contributed surplus on exercise of options	$809	$–	$897	$–
Shares issued for the purchase of Oakmont royalty interest	$–	$–	$–	$5,220
Conversion of convertible debenture	$–	$–	$–	$21,318

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

1.	BASIS OF PRESENTATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the fifteen month fiscal period ended December 31, 2008, which are available through the internet on SEDAR at www.sedar.com.

Operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2009.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements for the financial year ended December 31, 2008, except as described below and in note 3.

Derivative Instruments

Derivative instruments are recorded at fair value. Changes in the fair values of derivative instruments are recognized in net income for the period. The Company may enter into derivative instruments to manage exposure to fluctuations in metal prices, primarily copper. These derivative instruments are a part the Company’s risk management strategy, and, they do not meet the hedging requirements of CICA Section 3865 – “Hedges”, therefore the changes in fair value are recorded in earnings.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the Company’s consolidated financial statements.

(b)	EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Company to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

liabilities, including derivative financial instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company.

(c)	EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company’s mineral properties.

(d)	New Accounting Standards Not Yet Adopted:

i) International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2010. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. During the period, the Company has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering Committee to manage the transition from Canadian GAAP to IFRS reporting.

ii) Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB issued CICA Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-Controlling Interests” which superseded current Sections 1581, “Business Combinations” and 1600 “Consolidated Financial Statements”. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

4.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and cash equivalents, credit facilities, and long-term equipment loan as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

As at September 30, 2009, the Company is subject to externally-imposed capital requirements in the form of covenants relating to the long-term credit facility (note 15) requiring a maximum total debt to total equity ratio of 55%, a minimum tangible net worth of $150,000 and production cost thresholds. Total debt is generally defined as all interest bearing liabilities, plus any guarantees of debt. Total equity is defined as total shareholder’s equity including share capital, equity component of convertible debt, tracking preferred shares, contributed surplus, accumulated other comprehensive income (loss) and deficit. Tangible net worth is defined as total equity less amounts attributable to goodwill and other intangible assets and reserves attributable to interest of minority shareholders of the Company. As at September 30, 2009, the Company’s is in compliance with these covenants. The Company’s debt to equity was 24.77%, its tangible net worth was $291,141and its production costs were within the threshold set by the covenant.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are approved by the Board of Directors. Management also actively monitors its financial covenants to ensure compliance.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the nine months ended September 30, 2009.

(b)	Carrying Amounts and Fair Values of Financial Instrument

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The fair values of the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair value of advances from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. The fair values of the promissory note are not readily determinable with sufficient reliability due to the uncertainty around the maturities and the future cash flows associated with the promissory note.

Aside from the financial assets mentioned above and the financial instruments in the table below, the carrying amounts of the Company's other financial assets approximate their fair values. The following tables show the estimated fair values of the financial assets:

	Estimated fair value as at
	September 30, 2009	December 31, 2008

Cash and cash equivalents	$41,624	$0004,587
Restricted cash (note 14)	–	4,400
Held for trading	41,624	8,987

Accounts receivable	7,675	4,606
Loans and receivables	7,675	4,606

Marketable securities and investments (note 5)	11,867	3,138
Reclamation deposits	29,481	32,396
Available for sale financial assets	41,348	35,534

Total financial assets	$90,647	$49,127

The fair value of marketable securities and investments and reclamation deposits represents the market value of quoted investments.

The fair values of financial liabilities are as follows:

	Estimated fair value as at
	September 30, 2009	December 31, 2008

Bank indebtedness	$–	$5,737
Accounts payable and accrued liabilities	16,638	53,036
Advances due to a related party	901	1,772
Liability under derivative financial instruments (note 16)	13,328	–
Convertible debt (note 11)	–	35,219
Long-term credit facility (note 15)	52,249	–
Long-term equipment loan (note 9)	5,016	–
	$88,132	$95,764

At September 30, 2009, all the Company's financial liabilities were classified as other financial liabilities and carried at amortized cost. The fair value of the long-term credit facility was determined by discounting the stream of future payments of interest and principal at 6.93% .

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed are provided as follows.

	(i)	Liquidity Risk

During the period, the Company secured a US$50,000 36-month term facility agreement (note 15) as well as a $5,016 long-term equipment loan (note 9(b)). The Company is also committed to equipment purchases in relation to its expansion activities at the Gibraltar Mine in the amount of $14,385 (note 18(a)).

The following are the principal contractual maturities of financial liabilities:

	Carrying				Over 3
As at September 30, 2009	amount	2009	2010	2011	years
Accounts payable and accrued
liabilities	$16,638	$16,638	$–	$–	$–
Amounts due to a related party	901	901	–	–	–
Long-term credit facility (note 15)	52,249	–	22,306	26,768	3,175
Long-term equipment loan (note 9(b))	5,016	275	1,163	1,267	2,311
Total liabilities	$74,804	$17,814	$23,469	$28,035	$5,486

	Carrying				Over 3
As at December 31, 2008	amount	2009	2010	2011	years
Accounts payable and accrued
liabilities	$53,036	$53,036	$–	$–	$–
Bank overdraft facility	5,737	5,737	–	–	–
Amounts due to a related party	1,772	1,772	–	–	–
Convertible debt (note 11)	35,219	–	–	35,219	–
Total liabilities	$95,764	$60,545	$–	$35,219	$–

(ii)	Market Risk

The significant market risk exposures to which the Company is exposed are commodity price risk, foreign exchange risk, and interest rate risk.

(a) Commodity Price Risk

During the period, the Company entered into producer put and call option contracts with Credit Suisse AG (“Credit Suisse”) for approximately 50% of its targeted copper production to May 2010 from its wholly-owned Gibraltar Mine (note 16).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

(b)	Foreign Exchange Risk

During the period, the Company had no foreign currency hedges in place.

The Company's financial assets held in the US dollars (stated in Canadian dollars) were:

Carrying value	September 30, 2009	December 31, 2008

Cash and cash equivalents	$30,989	$2,169
Restricted cash	–	–
Accounts receivable	6,560	–
Total financial assets	$37,549	$2,169

The Company's financial liabilities held in the US dollars (stated in Canadian dollars) were:

Carrying value	September 30, 2009	December 31, 2008

Accounts payable and accrued liabilities	$1,653	$13,227
Convertible debt (note 11)	–	35,219
Derivative liability (note 16)	13,328	–
Long-term credit facility (note 15)	52,249	–
Total financial liabilities	$67,230	$48,446

The following exchange rates applied during the periods ended September 30, 2009 and September 30, 2008:

	Average rate		Period end spot rate
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
CAD vs. USD	1.1697	1.0188	1.0707	1.0642

A 10 percent weakening of the Canadian dollar against the US dollar at September 30, 2009 and September 30, 2008 would have affected nine months net earnings by the amounts shown below. This analysis assumes that all other variables remain constant.

	September 30, 2009	September 30, 2008
Net Earnings	$6,893	$14,588

A 10 percent strengthening of the Canadian dollar against the US dollar at September 30, 2009 would have had the equal and opposite effect on the amounts shown above, on the basis that all other variables remain constant.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

(c)	Interest Rate Risk

The long-term equipment loan (note 9(b)) carries a fixed interest rate of 8.60% per annum and as such is not subject to fluctuations in interest rate. The long- term credit facility (note 15) carries a floating interest of LIBOR plus 5%.

The exposure of the Company's financial assets to interest rate risk as at September 30, 2009 is as follows:

			Weighted
		Weighted	average period
		average	for which the
		effective interest	interest rate is
	Total	rate (percent)	fixed (years)
Financial assets subject to floating
interest rates	$41,624	0.30%	N/A
Financial assets subject to
fixed interest rates	106,464	5.89%	6.63
Equity investments	11,867	N/A	N/A
Trade and other receivables	7,675	N/A	N/A
Total financial assets	$167,630

The exposure of the Company's financial assets to interest rate risk as at December 31, 2008 is as follows:

			Weighted
		Weighted	average period
		average effective	for which the
		interest rate	interest rate is
	Total	(percent)	fixed (years)
Financial assets subject to
floating interest rates	$8,987	4.0%	N/A
Financial assets subject to
fixed interest rates	109,464	6.3%	7.02
Equity investments	3,138	N/A	N/A
Trade and other receivables	4,606	N/A	N/A
Total financial assets	$126,195

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The exposure of the Company's financial liabilities to interest rate risk at September 30, 2009 is as follows:

			Weighted
			average
		Weighted	period for	Weighted
		average	which the	average
		effective	interest rate	period until
		interest rate	is fixed	maturity
	Total	(percent)	(years)	(years)
Financial liabilities subject to
floating interest rates	$52,249	6.93%	N/A	2.33
Financial liabilities subject to
fixed interest rates	5,016	8.63%	2.86	2.86
Derivative liability	13,328	N/A	N/A	N/A
Other liabilities	16,962	N/A	N/A	N/A
Total financial liabilities	$87,555

The exposure of the Company's financial liabilities to interest rate risk at December 31, 2008 is as follows:

			Weighted
		Weighted	average
		average	period for	Weighted
		effective	which the	average
		interest	interest rate	period until
		rate	is fixed	maturity
	Total	(percent)	(years)	(years)

Financial liabilities subject to	$5,737	4.0%	N/A	N/A
floating interest rates
Financial liabilities subject to
	35,219	7.1%	2.6	2.6
fixed interest rates
Other liabilities	54,808	N/A	N/A	N/A
Total financial liabilities	$95,764

A 10 percent decrease of the LIBOR rate for the nine months ended September 30, 2009 and September 30, 2008 would have affected three months net earnings by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

	September 30, 2009	September 30, 2008
Net earnings	$(63)	N/A

A 10 percent increase of the LIBOR rate for the nine months ended September 30, 2009 and September 30, 2008 would have had the equal and opposite effect on net earnings on the basis that all other variables remain constant.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

5.	MARKETABLE SECURITIES AND INVESTMENTS

	As at September 30, 2009

		Unrealized
	Cost	gain (loss)	Fair value
Continental Minerals Corporation – common shares	$9,880	$(565)	$9,315
Investment in other public companies	2,543	9	2,552
	$12,423	$(556)	$11,867

	As at December 31, 2008

		Unrealized
	Cost	gain (loss)	Fair value
Continental Minerals Corporation – common shares	$9,880	$(7,297)	$2,583
Investment in other public companies	409	146.	555
	$10,289	$(7,151)	$3,138

As at September 30, 2009, the Company held 7,827,726 (2008 – 7,827,726) shares of Continental Mineral Corporation, a public company with certain directors in common with the Company. Subsequent to the period end, the Company sold 1,500,000 shares of Continental Mineral Corporation for proceeds of $2,193.

6.	INVENTORY

	As at	As at
	September 30, 2009	December 31, 2008
Copper concentrate	$8,717	$6,114
Ore in-process	475	1,120
Copper cathode	784	612
Molybdenum	–	394
Materials and supplies	12,487	12,100
	$22,463	$20,340

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

7.	MINERAL PROPERTY INTERESTS, PLANT AND EQUIPMENT

Plant and equipment – Gibraltar Mine

	September 30, 2009			December 31, 2008
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	Amortization	value
Buildings and equipment	$6,281	$2,711	$3,570	$6,115	$2,421	$3,694.
Mine equipment	89,170	10,801	78,369	58,659	9,900	48,759.
Plant and equipment	108,129	6,107	102,022.	97,867	4,126	93,741.
Vehicles	2,856	1,460	1,396	1,864	1,086	778.
Computer equipment	3,390	3,065	325.	3,390	2,870	520.
Social assets	402	–	402.	402	–	402.
Deferred pre-stripping costs	52,535	4,473	48,062.	52,535	2,358	50,177.
Construction in progress	56,692	–	56,692.	82,542	–	82,542.
Assets under capital lease	18,221	215	18,006.	17,521	13	17,508.
Asset retirement costs	61	–	61.	–	–	–.
Total Gibraltar mine	$337,737	$28,832	$308,905.	$320,895	$22,774	$298,121.

Other equipment and
leasehold improvements	$423	$183	$240.		$103	$283.
Mineral property interests
Gibraltar Copper Mine			16,752.			16,743.
Harmony property			1.			1.
Aley Niobium property			8,343.			8,343.
Oakmont royalty interest			7,520.			7,520.
Prosperity property			1.			1.
Total mineral property interests			32,617.			32,608.

Net asset retirement obligation adjustment			(5,711)			(6,012)

Mineral properties, plant and equipment			$336,051			$325,000.

As at September 30, 2009, approximately $56,692 (December 31, 2008 – $82,542) of plant and equipment is under construction and not being amortized. Amortization recorded during the period reflected changes in accounting estimates during the period resulting from the increase in the life of the Gibraltar mine.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

	Three months ended		Nine months ended
Transactions	September 30		September 30
	2009	2008	2009	2008
Hunter Dickinson Services Inc.
Services rendered to the Company and its subsidiaries and
reimbursement of third party expenses	$574	$2,006	$2,103	$5,987

	As at	As at
Due to (from):	September 30, 2009	December 31, 2008
Hunter Dickinson Services Inc.	$901	$1,772

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is Taseko. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis per agreement dated June 1, 2008. Advances are interest bearing and due on demand.

The Company also has an investment in common shares of a related party as described in note 5.

9.	CAPITAL LEASES AND LONG-TERM LOAN OBLIGATIONS

In addition to obligations under the Company’s long term credit facility as described in note 15, future obligations under capital leases and long-term loans are as follows:

As at September 30, 2009	Capital Lease	Long-Term	Total Long-Term
	Obligations (a)	Equipment Loan (b)	Loan Obligations
2009	$1,357	$381	$1,738
2010	4,266	1,525	5,791
2011	4,266	1,525	5,791
Thereafter until 2013	6,829	2,422	9,251
Total payments	$16,718	$5,853	$22,571
Less: interest portion	(1,869)	(837)	(2,706)
Present value of obligations	$14,849	$5,016	$19,865
Current portion	(3,708)	(1,138)	(4,846)
Non-current portion	$11,141	$3,878	$15,019

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

As at December 31, 2008	Capital Lease	Long-Term	Total Long-Term
	Obligations (a)	Equipment Loan (b)	Loan Obligations
2009	$4,280.	$–	$4,280
2010	4,003	–	4,003
2011	4,003	–	4,003
Thereafter until 2013	6,614	–	6,614
Total payments	$18,900	$–	$18,900
Less: interest portion	(2,476)	–	(2,476)
Present value of obligations	$16,42	$–	$16,424
Current portion	(3,324)	–	(3,324)
Non-current portion	$13,100	$–	$13,100

(a)        Capital Lease Obligations

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

Capital lease obligations as detailed above are secured over plant and equipment and are repayable in monthly installments with fixed interest rates.

(b)        Long-term Equipment Loan

During the period, the Company entered into a 36-month term equipment loan agreement to finance the purchase of equipment for the Gibraltar Mine. The principal amount of the loan is $5,016 (increased by an additional $1,820 during the current quarter from $3,196 in the previous quarter). The loan is secured by the underlying equipment at the Gibraltar Mine.

The equipment loan is repayable commencing one month after inception in 35 equal monthly installments in the amount of $127 until August 2012. The last installment is payable in August 2012 in the amount of $1,532. The equipment loan bears a fixed interest rate at 8.63% per annum.

10.	BANK INDEBTEDNESS

During the nine months ended September 30, 2009, the Company repaid an overdraft facility held with a Canadian financial institution in full.

11.	CONVERTIBLE DEBT

On August 29, 2006 (the “Closing”), the Company issued US$30,000 in principal amount of five year convertible bonds due in 2011 (the "Bonds") to qualified institutional buyers (the “Bondholders”). The Bonds were convertible into the Company’s common shares. The Bonds

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

constituted direct, unsubordinated, unsecured, general and unconditional obligations of the Company.

The Bonds were issued at 100% and, if not converted, could be redeemed at maturity at 101%. The Bonds carried coupon interest rates of 7.125% per annum. The Bonds also had a “put” right in August 2009 to be redeemed at 100.6% .

During the nine months period ending September 30, 2009, the Company repurchased US$20,000 of the Bonds from its Bondholders for the purpose of cancellation. In addition, the remaining Bondholders exercised the “put” right on the remaining US$10,000 during the period. The Company allocated the consideration paid on the extinguishment of the convertible bond to the liability and equity elements of the security based on their relative fair values at the date of the transaction. A gain of $1,630 was recorded in the Company’s statement of operations as a result of the convertible bond redemptions.

The continuity of the Bonds is as follows:

Convertible Bonds	9 months	15 months
	ended	ended
	September 30,	December 31,
	2009	2008
Present value of convertible bonds
Beginning of period	$35,219.	$26,693
Repurchase/redemption of US$30 million of convertible bonds	(33,646)	–
Unrealized foreign exchange loss (gain)	(2,833)	6,328
Accretion for the period	1,260	2,198
End of period	–	35,219

Conversion right
Beginning of period	3,832.	3,832
Repurchase of convertible bonds	(3,832)	–
End of period	–	3,832

Convertible Bonds	$–	$39,051

Convertible Bonds	September 30,	December 31,
	2009	2008

Summary of the convertible bond terms:

Principal amount of convertible debenture	Nil	US$ 30,000

Price per common share of the unexercised conversion right	Nil	US$ 3.35
Number of common shares potentially issuable under
unexercised conversion right	Nil	8,955,224

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

12.	EQUITY FINANCINGS

On April 15, 2009, the Company completed a “bought deal” short form prospectus offering (the “Offering”) of 13,793,104 common shares at a price of $1.45 per common share (the “Offering Price”). A syndicate of underwriters led by Raymond James Ltd. and including Wellington West Capital Markets Inc., Canaccord Capital Corporation, Jennings Capital Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”) acted as Underwriters in connection with the Offering.

The Company granted to the Underwriters an over-allotment option to purchase up to an additional 2,068,965 common shares at the Offering Price. The Underwriters elected to exercise the over-allotment option in full, resulting in aggregate gross proceeds to the Company of $23,000.

In addition, the Company also completed a private placement financing of 3,628,015 shares at $1.45 per common share for gross proceeds of $5,261. A finder's fee of 6% of the proceeds of the private placement financing was paid.

The Company incurred $1,443 in financing fees related to the Offering and the private placement. The net proceeds of $26,817 from the Offering were used for discharge of accounts payable and general working capital.

During the period, 9,085,715 warrants issued in December 2008 were exercised for total proceeds of $7,723 and 608,000 options were exercised for the total proceeds of $608.

13.	SITE CLOSURE AND RECLAMATION OBLIGATIONS

The continuity of the provision for site closure and reclamation costs related to the Gibraltar mine is as follows:

Balance, December 31, 2008	$10,366
Changes during the period:
Reclamation incurred	(1,045)
Accretion	718
Additional site closure and reclamation obligation recognized	61.
Balance, September 30, 2009	$10,100.

Accretion for the nine months ended September 30, 2009 of $718 (2008 – $961) was charged to the statement of operations.

14.	RESTRICTED CASH

As part of the copper hedging contracts (note 16), the Company was required to set aside cash in the amount of US$2,000 at the start of the hedging program to Credit Suisse as security for the initial producer call and put option agreement (note 16).

Under the amended facility agreement (note 15), any obligations resulting from copper hedging contracts were also secured by the general security agreement between Credit Suisse and the

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

Company. Therefore, the Company was no longer required to set aside cash in the amount of US$2,000 to Credit Suisse as security of the producer call and put option agreement.

In February 2007, Taseko issued a standby letter of credit, collateralized by cash in the amount of $4,400, to British Columbia Hydro and Power Authority (“B.C. Hydro”) to provide security for costs to be incurred by BC Hydro relating to the electrical system reinforcements required for the Gibraltar Expansion Project in accordance with “Credit Support Agreement” between Gibraltar and B.C. Hydro. Under the agreement, the Company was required to submit a standby letter of credit as a guarantee in the amount of $4,400 in order for B.C. Hydro to initiate procurement of major equipment as part of systems reinforcements. The letter of credit was released during the period with the cash security being now reduced based on Gibraltar’s consumption of power.

15.	LONG-TERM CREDIT FACILITY

In February 2009 (“Utilization Date”), the Company entered into and drew upon a US$30,000 36- month term facility agreement (the “Facility”) with Credit Suisse. During the three months ended September 30, 2009, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc amended the Facility to increase the existing Facility by an additional US$20,000 and the Company drew an additional US$20,000. Under the amended facility agreement, the US$50,000 Facility is repayable commencing April 2010 and every second month thereafter in equal installments of US$4,167 until February 2012. The Facility bears interest at LIBOR plus 5 percent which is due and payable bi-monthly. The long-term credit facility security provided under the terms of the relevant agreements includes certain equipment of the Gibraltar Mine, a general security pledge, and the treatment and refining off-take agreement (note 18(b)) in addition to a corporate guarantee.

The Facility requires a maximum total debt to total equity ratio of 55%, a minimum tangible net worth of $150,000 and production cost thresholds. As at September 30, 2009, the Company is in compliance with its financial covenants (note 4(a)). The Company has the option at any time after 18 months from the Utilization Date to prepay the Facility.

The Company incurred financing fees of $1,709 to obtain the Facility. This amount is being amortized to interest expense using the effective interest rate method.

Future principal payments are as follows:

As at September 30, 2009
2009	$–
2010	22,306
2011	26,768
2012	4,461
Total payments	$53,535
Less: unamortized financing fees	(1,286)
Present value of credit facility obligations	52,249
Current portion	(13,384)
Non-current portion	$38,865

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

16.	DERIVATIVE FINANCIAL INSTRUMENTS

In May 2009, the Company entered into a producer put and call option contract with Credit Suisse for approximately 50% of its targeted copper production to the end of 2009. Under the terms of the contract, the Company will receive the prevailing market copper price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of US$1.88 per pound and a maximum of US$2.36 per pound.

In June 2009, the Company entered into a second contract with Credit Suisse that is effective from January 2010 to March 2010 with a new price range of US$2.00 – US$2.61 per pound for approximately 50% of its targeted copper production at its Gibraltar Mine.

In July 2009, the Company entered into a third contract that is effective from April 2010 to May 2010 with a new price range of US$2.15 – US$2.73 per pound for approximately 50% of its targeted copper production at its Gibraltar Mine.

For accounting purposes, the Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting date with all changes in fair value included in the net earnings (loss) in the period in which they arise. During the nine months ended September 30, 2009, the Company recorded a mark-to-market loss of $15,106 of which $3,568 (paid or accrued) was realized during the period ended September 30, 2009.

Contracts outstanding at September 30, 2009 are as follows:

	Floor Price	Cap Price	Purchased metric
Contract Period	Price US$/lb	Price US$/lb	tonne (mt) of copper
May to December 2009	$ 1.88	$ 2.36	6,800
January to February 2010	$ 2.00	$ 2.51	3,000
February 2010 to March 2010	$ 2.00	$ 2.61	1,500
April to May 2010	$ 2.15	$ 2.73	3,000

The fair value of contracts outstanding at September 30, 2009 is as follows:

Option	Strike Price	Notional Quantity	Due Date	Fair Value
	US$/lb	mt of copper		(Liability)/Asset
				US$
Call option	$ 2.36	6,800	Dec 31, 2009	$(6,771)
Call option	$ 2.51	3,000	Feb 26, 2010	(2,733)
Call option	$ 2.61	1,500	Mar 31, 2010	(1,282)
Call option	$ 2.73	3,000	May 31, 2010	(2,406)
				$(13,192)

Put option	$ 1.88	6,800	Dec 31, 2009	$8
Put option	$ 2.00	3,000	Feb 26, 2010	114
Put option	$ 2.00	1,500	Mar 31, 2010	104
Put option	$ 2.15	3,000	May 31, 2010	518
				$744

		Total Fair Value of Contracts (in USD)		$(12,448)
		Total Fair Value of Contracts (in CAD)		$(13,328)

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

17.	ROYALTY OBLIGATIONS

	As at September 30, 2009	As at December 31, 2008
Royalty obligation – Red Mile No. 2 LP	$61,977	$64,357
Royalty offering – Gibraltar Royalty LP	6,511	–
Total royalty obligations	$68,488	$64,357

During the quarter, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership ("GRLP"). Gibraltar sold to GRLP a royalty for $6,511 cash.

Annual royalties will be payable by Gibraltar to GRLP at rates ranging from $0.003 per pound to $0.004 per pound of copper produced during the period from September 1, 2009 to December 31, 2012 (the “Royalty Period”). For the period ended September 30, 2009, Gibraltar paid $32 in royalty payments. These royalty payments are recognized as an expense during the period.

The Company classified the principal balance of royalty obligation as a financial liability to be settled in a future period. The Company has a pre-emptive option to repurchase ("call") the royalty obligation by acquiring the GRLP partnership units after March 1, 2010 to December 31, 2012 in consideration of a payment which is equal to the funds received by the Company plus a 20% premium payable in the Company’s shares or cash. GRLP also has a right to sell ("put") its GRLP partnership units to the Company at fair value after April 1, 2010 to December 31, 2012. However, this “put” right is subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

In accordance with AcG-15, the Company has determined that the royalty agreement created certain variable interest entities for which the Company holds a variable interest. However, as the Company is not the primary beneficiary under the agreement, it is not required to consolidate any of such entities.

18.	COMMITMENTS

(a) Advances for equipment

As at September 30, 2009, the Company paid $4,753 in advance deposits for equipment to be received in next periods, none of which has been classified as current. The Company is further committed to equipment purchases in relation to its expansion activities in the amount of $14,385.

(b) Treatment and refining agreement

The Company commenced its six-year agreement with MRI Trading AG (“MRI”), a Swiss-based metal trading company, for the treatment and refining of Gibraltar copper concentrate during the period. Under the terms of the agreement, the Company has secured long-term and fixed rates for processing approximately 1.1 million tons of copper concentrate until December 31, 2014. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year.